UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          --------------------------

                                  SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. ____)

                          --------------------------

                                 MIM CORPORATION
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                  553044108
                                 (CUSIP Number)

                          --------------------------

                             Mr. Richard H. Friedman
                                 2 Palmer Place
                             Armonk, New York 10504
                                (914) 273-5019

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                         ----------------------------

                                    Copy to:
                              Barry A. Posner, Esq.
                                 MIM Corporation
                               One Blue Hill Plaza
                                   15th Floor
                           Pearl River, New York 10965
                                 (914) 735-3555

                         ---------------------------

                                January 26, 1998
             (Date of event which requires filing of this statement)

================================================================================

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

o The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

================================================================================

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CUSIP No.  553044108                   13D                     Page 2 of 6 Pages
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  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only)

                          Richard H. Friedman
--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
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  3.    SEC USE ONLY


--------------------------------------------------------------------------------
  4.    SOURCES OF FUNDS

                          PF
--------------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                    |_|

--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States of America
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER
   NUMBER OF
     SHARES                  1,500,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY       8.   SHARED VOTING POWER
      EACH
   REPORTING                  0
  PERSON WITH     --------------------------------------------------------------
                   9.   SOLE DISPOSITIVE POWER

                              1,500,000
                  --------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER

                              0
-------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          1,500,000
-------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
-------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          11.2%
-------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON
                          IN
===============================================================================

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CUSIP No.  553044108                                           Page 3 of 6 Pages
--------------------                                           -----------------

                                  SCHEDULE 13D
                          FILED PURSUANT TO RULE 13d-1
                   OF THE GENERAL RULES AND REGULATIONS UNDER
                 THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1. Security and Issuer.

            This Statement on Schedule 13D (this "Statement") relates to shares of the common stock, par value $0.0001 per share (the "Common Stock"), of MIM Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at One Blue Hill Plaza, 15th Floor, P.O. Box 1670, Pearl River, New York 10965-8670.

Item 2. Identity and Background.

      (a)-(c) The person filing this Statement is Mr. Richard H. Friedman. Mr. Friedman's business address is c/o MIM Corporation, One Blue Hill Plaza, 15th Floor, P.O. Box 1670, Pearl River, New York 10965-8670. Mr. Friedman is the Chief Financial Officer and Chief Operating Officer of the Issuer, whose address is set forth above in Item 1.

      (d)-(e) During the last five years, Mr. Friedman (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)-(g) Mr. Friedman is a citizen of the United State of America.

Item 3. Source and Amount of Funds or Other Consideration.

            Mr. Friedman exercised 1,500,000 options ("Options") to purchase the Issuer's Common Stock for an aggregate consideration of $150,000.00. These funds were from Mr. Friedman's personal assets.

Item 4. Purpose of the Transaction.

            Over the past several months, the price of the Insurer's Common Stock has declined, culminating in the price of Issuer's Common Stock falling to its historic low price on or about January 26, 1998. Mr. Friedman determined that it was in his personal best interest to exercise the Options at a time which was most advantageous to him from a tax planning perspective.

            In addition, effective January 1, 1998, the Issuer's founder (the "Founder") and then Vice Chairman went on administrative leave from all responsibilities with the Issuer. The Founder had granted the Options to Mr. Friedman in May, 1996. Mr. Friedman further determined that it was in his best interest to secure voting control over these shares at such time. Accordingly, Mr. Friedman exercised the Options on January 26, 1998.

Item 5. Interest in Securities of the Issuer.

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CUSIP No.  553044108                                           Page 4 of 6 Pages
--------------------                                           -----------------

            (a)-(b) Mr. Friedman is the record and beneficial owner of 1,500,000 shares of Common Stock of the Issuer representing approximately 11.2% of the outstanding Common Stock of the Issuer, and has sole voting and dispositive power with respect to such shares.

            (c) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            The Issuer, Mr. Friedman and another holder of options to purchase Common Stock of the Issuer entered into a Registration Rights Agreement-V, dated July 31, 1996, as amended by Amendment No. 1 to Registration Rights Agreement-V, dated August 12, 1996 (the "Registration Rights Agreement"), pursuant to which the Issuer granted Mr. Friedman and the other holder certain registration rights with respect to the shares of Common Stock held by them.

            Other than the Registration Rights Agreement, no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Friedman and any other person (including the Issuer) exists with respect to any securities of the Issuer, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

            None.

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CUSIP No.  553044108                                           Page 5 of 6 Pages
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 1998


/s/ Richard H. Friedman
----------------------------------
Richard H. Friedman

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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CUSIP No.  553044108                                           Page 6 of 6 Pages
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                                  EXHIBIT INDEX


Exhibit No.                          Description
-----------                          -----------
               None.